UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29783 / September 7, 2011

In the Matter of

PAX WORLD FUNDS SERIES TRUST I
PAX WORLD MANAGEMENT LLC
30 Penhallow Street, Suite 400
Portsmouth, New Hampshire 03801

(File No. 812-13883)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Pax World Funds Series Trust I and Pax World Management LLC filed an application on March
22, 2011, and amendments to the application on August 1, 2011, and August 11, 2011,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act. The order
would permit applicants to enter into and materially amend subadvisory agreements without
shareholder approval and would also grant relief from certain disclosure requirements.

On August 10, 2011, a notice of the filing of the application was issued (Investment Company
Act Release No. 29751). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Pax World Funds Series Trust I and Pax World Management LLC (File No. 812-13883) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary